UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 ATS Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00211E104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Amster
                            CRT Capital Holdings LLC
                                262 Harbor Drive
                               Stamford, CT 06902
                                 (203) 569-6400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 4, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D/A


------------------------------------                   -------------------------
CUSIP No.   00211E104                                  Page 2 of 6 Pages
------------------------------------                   -------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C. Michael Vaughn
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO/PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,849,237 * (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,849,237 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,924,237 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.3% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D/A


------------------------------------                   -------------------------
CUSIP No.   00211E104                                  Page 3 of 6 Pages
------------------------------------                   -------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Christopher Young
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 * (see Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,849,237 * (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,849,237 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,849,237 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 2007 on behalf of C. Michael Vaughn and J. Christopher Young.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The 2,075,000 warrants ("Warrants") to purchase shares of common stock, par value $.001 per share ("Common Stock"), of the Issuer directly beneficially owned by C. Michael Vaughn as of June 4, 2007 were purchased with personal funds. Each Warrant is convertible into one share of Common Stock. The other shares of Common Stock, Warrants, and units ("Units", consisting of one share of Common Stock and two Warrants), were purchased using the investment funds of CRT Capital Group LLC, a Connecticut limited liability company ("CRT Capital"), and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive Master Fund"). The amount of funds used to purchase the Common Stock, Warrants, and Units is described on Schedule A.

Item 5.   Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to an investment agreement, Harbor Drive Asset Management LLC, an Illinois limited liability company ("Harbor Drive Management"), has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings LLC, a Delaware limited liability company ("CRT Holdings"), owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital. The Reporting Persons are the two managing members and share control of CRT Holdings and through it each of CRT Capital, Harbor Drive Management, and Harbor Drive Master Fund.

     At the close of business on June 4, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of May 15, 2007 as reported on the Issuer's Form 10-Q for the quarterly period ended March 31, 2007:

(i)  C. Michael Vaughn
          (a)  Amount beneficially owned: -4,924,237-
               Percent of class: 23.3%
          (b)  Sole power to vote or direct the vote: -2,075,000-
               Shared power to vote or direct the vote: -2,849,237-
               Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -2,849,237-

(ii) J. Christopher Young
          (a)  Amount beneficially owned: -2,849,237-
               Percent of class: 15.0%
          (b)  Sole power to vote or direct the vote: -0-
               Shared power to vote or direct the vote: -2,849,237-

               Sole power to dispose or direct the disposition: -0-
               Shared power to dispose or direct the disposition: -2,849,237-

     CRT Capital beneficially owned 1,361,948 shares of Common Stock, 17,789 Warrants, and 500 Units, Harbor Drive Management beneficially owned 600,000 shares of Common Stock and 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of June 4, 2007.

(c) See Schedule A for all transactions effected with respect to shares of Common Stock, Warrants and Units for March 30, 2007 through, and including, June 4, 2007.

(d) Not applicable

(e) Not applicable

* The cover pages represent the beneficial ownership of the Reporting Persons as of June 4, 2007.


                            [Signature page follows]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2007


C. MICHAEL VAUGHN


/s/ C. Michael Vaughn
---------------------------------------



J. CHRISTOPHER YOUNG


/s/ J. Christopher Young
---------------------------------------



                                                        Schedule A
                                                        ----------

---------------------- ------------------ ---------------------- ------------------------ -----------------------
        Date              Transaction            Volume               Type of Share         Price Per Unit ($)
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                     5,500           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                    12,700           Common Stock                  3.70
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                     5,000           Common Stock                  3.65
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                       500           Common Stock                  3.57
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                     2,500           Common Stock                  3.60
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                     9,500             Warrant *                   0.38
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                    10,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                    25,000             Warrant *                   0.41
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                    31,500             Warrant *                   0.43
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007              Sell                   171,000             Warrant *                   0.42
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007               Buy                    15,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007               Buy                     5,000             Warrant *                   0.39
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      3/30/2007               Buy                   200,000             Warrant *                   0.42
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/2/2007               Sell                    28,300             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/2/2007               Sell                    25,000             Warrant *                   0.41
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/4/2007               Sell                       500           Common Stock                  3.90
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/13/2007              Sell                   500,000             Warrant *                   0.38
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/13/2007               Buy                   250,000             Warrant *                   0.36
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/13/2007              Sell                   250,000             Warrant *                   0.35
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/13/2007               Buy                   250,000             Warrant *                   0.35
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/13/2007              Sell                   250,000             Warrant *                   0.36
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/16/2007              Sell                 1,350,000             Warrant *                   0.30
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/16/2007               Buy                   350,000             Warrant *                   0.31
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/16/2007               Buy                 1,350,000             Warrant *                   0.30
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/16/2007              Sell                   350,000             Warrant *                   0.31
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/19/2007              Sell                    10,000             Warrant *                   0.37
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/19/2007               Buy                     5,000             Warrant *                   0.37
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/27/2007              Sell                    15,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      4/27/2007               Buy                    10,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/3/2007               Sell                    15,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/3/2007                Buy                    15,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/4/2007               Sell                     4,500           Common Stock                  3.85
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/4/2007                Buy                     4,500           Common Stock                  3.85
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                     5,000           Common Stock                  0.00
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                    35,700           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                       500           Common Stock                  3.82
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007               Buy                    26,700           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                    10,500           Common Stock                  3.85
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                       500           Common Stock                  3.84
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007               Buy                     8,300           Common Stock                  3.85
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                     1,000           Common Stock                  3.79
---------------------- ------------------ ---------------------- ------------------------ -----------------------


      5/11/2007               Buy                    20,700           Common Stock                  3.83
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/11/2007              Sell                    10,000           Common Stock                  3.84
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/14/2007              Sell                     5,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/14/2007               Buy                     5,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/15/2007               Buy                       500           Common Stock                  3.75
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/15/2007              Sell                     5,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/15/2007               Buy                     5,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/16/2007              Sell                     6,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/16/2007               Buy                     3,000           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/17/2007              Sell                     5,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/17/2007               Buy                     5,000             Warrant *                   0.40
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/18/2007              Sell                       310           Common Stock                  3.80
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/21/2007               Buy                       700           Common Stock                  3.70
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/21/2007              Sell                     3,900           Common Stock                  3.79
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/21/2007              Sell                     7,600           Common Stock                  3.75
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/21/2007               Buy                    10,000           Common Stock                  3.76
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007               Buy                       500           Common Stock                  3.70
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007              Sell                     1,000           Common Stock                  3.79
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007              Sell                       500           Common Stock                  3.77
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007              Sell                     1,000           Common Stock                  3.75
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007              Sell                     8,500           Common Stock                  3.70
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/23/2007               Buy                    11,000           Common Stock                  3.72
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/31/2007              Sell                    12,500           Common Stock                  3.74
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/31/2007              Sell                    25,800           Common Stock                  3.79
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/31/2007              Sell                     1,500           Common Stock                  3.78
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/31/2007              Sell                       800           Common Stock                  3.75
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      5/31/2007               Buy                    35,600           Common Stock                  3.78
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      6/1/2007               Sell                     4,200           Common Stock                  3.76
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      6/1/2007                Buy                     4,200           Common Stock                  3.76
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      6/4/2007                Buy                 2,114,200             Warrant *                   0.39
---------------------- ------------------ ---------------------- ------------------------ -----------------------
      6/4/2007               Sell                 2,101,700             Warrant *                   0.39
---------------------- ------------------ ---------------------- ------------------------ -----------------------

* Warrants to purchase shares of common stock at an exercise price of $5.00 per share.